Exhibit 21

Subsidiaries

The Company owns 100% of Igeneon AG, an entity organized under the laws of Austria.

The Company also owns 100% of Aphton (BVI) Corporation, a corporation organized under the alws of the British Virgin Islands. Aphton (BVI) Corporation currently has no assets, liabilities or operations and is not a significant subsidiary.